                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               F O R M 11 - K

[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              DECEMBER 31, 1994

For the fiscal year ended......................................................

                                       OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from.....................to..........................


    Commission file number......0-14553...... [F&M Bancorporation, Inc.]


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            F&M BANCORPORATION, INC. RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            F&M BANCORPORATION, INC.
                                ONE BANK AVENUE
                           KAUKAUNA, WISCONSIN 54130

                                        SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           F&M BANCORPORATION, INC.
                                           RETIREMENT AND SAVINGS PLAN



Date:  March 1, 1996                       By:  /s/ Constance M. Verbruggen
                                                -------------------------------
                                                Constance M. Verbruggen,
                                                Administrative Committee Member

                         F&M EMPLOYEES' RETIREMENT AND
                             SAVINGS PLAN AND TRUST
                              KAUKAUNA, WISCONSIN


                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES
                     YEARS ENDED DECEMBER 31, 1994 AND 1993









                     [WIPFLI ULLRICH BERTELSON CPAS LOGO]

              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

              ----------------------------------------------------

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                     Years Ended December 31, 1994 and 1993

--------------------------------------------------------------------------------

                                                     TABLE OF CONTENTS
                                                     -----------------
                                                                                                      Page
                                                                                                      ----
Independent Auditor's Report                                                                             1


Financial Statements:

      Statements of Net Assets Available for Benefits                                               2 -  3

      Statements of Changes in Net Assets Available for Benefits                                    4 -  5

      Notes to Financial Statements                                                                 6 - 11


Supplemental Schedules:

      Schedule 1 - Item 27a - Schedule of Assets Held for Investment Purposes                           12

      Schedule 2 - Item 27d - Schedule of Reportable (5%) Transactions                                  13


                  [WIPFLI ULLRICH BERTELSON CPAS LETTERHEAD]                 -1-


                          INDEPENDENT AUDITOR'S REPORT



Board of Trustees
F&M Employees' Retirement and
 Savings Plan and Trust
Kaukauna, Wisconsin


We were engaged to audit the financial statements of F&M Employees' Retirement and Savings Plan and Trust as of December 31, 1994 and 1993, and for the years then ended and the supplemental schedules as of and for the year ended December 31, 1994, as listed in the accompanying table of contents. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6 which was certified by First Bank N.A. and SBS Trust Company, the trustees of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustees hold the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustees as of and for the years ended December 31, 1994 and 1993, that the information provided to the plan administrator by the trustees is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustees, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                         Wipfli Ullrich Bertelson
                                         ---------------------------------------
                                                    Certified Public Accountants


June 15, 1995
Appleton, Wisconsin

              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

              ----------------------------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               December 31, 1994

--------------------------------------------------------------------------------

                                                                           SBS   Trust Company
                                             -------------------------------------------------------------------
                                                                  Flexible
                                 First        International        Growth          Defensive           GIC
                               Bank N.A.          Equity          Balanced         Balanced           Income
                                 Funds             Fund             Fund             Fund              Fund
                            ---------------  ---------------  ----------------  ---------------  ---------------
Cash                        $             3  $           -0-   $           -0-  $           -0-  $           -0-
Contribution receivable:
   Employer                             -0-           40,000           200,000          125,000              -0-
   Employee                             -0-              -0-               -0-              -0-           11,198
Investments                         350,446              -0-         1,999,507        4,008,671          974,115
Interest and dividends
   receivable                         2,931              -0-               384              769            1,291
                            ---------------  ---------------   ---------------  ---------------  ---------------

Net assets available for
benefits                    $       353,380  $        40,000   $     2,199,891  $     4,134,440  $       986,604
                            ===============  ===============   ===============  ===============  ===============


                              SBS Trust Company
                              -----------------

                                 Small-Cap          Employer
                                   Equity            Stock              1994
                                    Fund            Account            Total
                              ---------------   ---------------   ---------------
Cash                          $           -0-   $           -0-   $             3
Contribution receivable:
   Employer                            45,000            97,062           507,062
   Employee                               -0-               -0-            11,198
Investments                               -0-           915,322         8,248,061
Interest and dividends
   receivable                             -0-                 3             5,378
                              ---------------   ---------------   ---------------

Net assets available for
benefits                      $        45,000   $     1,012,387   $     8,771,702
                              ===============   ===============   ===============



                See accompanying notes to financial statements.

              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

              ----------------------------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               December 31, 1993

--------------------------------------------------------------------------------

                                                                      First Bank N.A. Funds
                                                   ------------------------------------------------------------
                                                                              Equity                Money
                                                       Balanced               Index                 Market
                                                         Fund                  Fund                  Fund
                                                   ---------------       ---------------       ----------------
Cash                                                 $         -0-       $             1       $              1
Contribution receivable:
   Employer                                                243,290               105,672                 34,818
   Employee                                                  6,523                 2,737                    668
Investments                                              3,629,256             1,773,756                460,680
Interest and dividends receivable                               10                     4                      2
                                                   ---------------       ---------------       ----------------
Net assets available for benefits                  $     3,879,079       $     1,882,170       $        496,169
                                                   ===============       ===============       ================

                                           Stock                 1993
                                           Fund                  Total
                                      ---------------       ---------------
Cash                                  $           -0-       $             2
Contribution receivable:
   Employer                                   120,241               504,021
   Employee                                       -0-                 9,928
Investments                                   700,128             6,563,820
Interest and dividends receivable                  35                    51
                                      ---------------       ---------------
Net assets available for benefits     $       820,404       $     7,077,822
                                      ===============       ===============


                See accompanying notes to financial statements.

              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

              ----------------------------------------------------

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1994

--------------------------------------------------------------------------------

                                                                                         SBS     Trust Company
                                                             --------------------------------------------------------------------
                                                                                  Flexible
                                                 First        International        Growth          Defensive            GIC
                                               Bank N.A.          Equity          Balanced         Balanced            Income
                                                 Funds             Fund             Fund             Fund               Fund
                                            ---------------  ---------------  ----------------  ---------------   ---------------
Additions:
   Contributions:
      Employer                              $           -0-  $        40,000  $        200,000  $       125,000   $           -0-
      Employee                                      290,350              -0-               -0-              -0-            11,198
      Rollover                                        6,860              -0-               -0-              -0-               -0-
   Interest and dividends                           209,272              -0-               384              769             1,291
   Net appreciation (depreciation) in fair
    value of investments                            (16,177)             -0-               -0-              -0-               -0-
   Transfers from other funds                        80,081              -0-         1,999,507        4,008,671           183,514
   Transfers from mergers of plans                      -0-              -0-               -0-              -0-           790,601
                                            ---------------  ---------------  ----------------  ---------------   ---------------

      Total additions                               570,386           40,000         2,199,891        4,134,440           986,604
                                            ---------------  ---------------  ----------------  ---------------   ---------------

Deductions:
   Employee benefits and withdrawals                 80,463              -0-               -0-              -0-               -0-
   Trustee fees                                      27,270              -0-               -0-              -0-               -0-
   Transfers to other funds                       7,187,095              -0-               -0-              -0-               -0-
                                            ---------------  ---------------  ----------------  ---------------   ---------------

      Total deductions                            7,294,828              -0-               -0-              -0-               -0-
                                            ---------------  ---------------  ----------------  ---------------   ---------------

Net additions (deductions)                       (6,724,442)          40,000         2,199,891        4,134,440           986,604
Net assets available for benefits at
 beginning                                        7,077,822              -0-               -0-              -0-               -0-
                                            ---------------  ---------------  ----------------  ---------------   ---------------

Net assets available for benefits at end    $       353,380  $        40,000  $      2,199,891  $     4,134,440   $       986,604
                                            ===============  ===============   ================  ===============   ==============


                                                SPS Trust Company
                                                -----------------

                                                   Small-Cap              Employer
                                                     Equity                Stock                  1994
                                                      Fund                Account                 Total
                                                ---------------       ---------------         -------------
Additions:
   Contributions:
      Employer                                  $        45,000       $        97,062         $     507,062
      Employee                                              -0-                   -0-               301,548
      Rollover                                              -0-                   -0-                 6,860
   Interest and dividends                                   -0-                     3               211,719
   Net appreciation (depreciation) in fair
    value of investments                                    -0-                   -0-               (16,177)
   Transfers from other funds                               -0-               915,322             7,187,095
   Transfers from mergers of plans                          -0-                   -0-               790,601
                                                ---------------       ---------------         -------------

      Total additions                                    45,000             1,012,387             8,988,708
                                                ---------------       ---------------         -------------

Deductions:
   Employee benefits and withdrawals                        -0-                   -0-                80,463
   Trustee fees                                             -0-                   -0-                27,270
   Transfers to other funds                                 -0-                   -0-             7,187,095
                                                ---------------       ---------------         -------------

      Total deductions                                      -0-                   -0-             7,294,828
                                                ---------------       ---------------         -------------

Net additions (deductions)                               45,000             1,012,387             1,693,880
Net assets available for benefits at
 beginning                                                  -0-                   -0-             7,077,822
                                                ---------------       ---------------         -------------

Net assets available for benefits at end        $        45,000       $     1,012,387         $   8,771,702
                                                ===============       ===============         =============


                See accompanying notes to financial statements.

              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

              ----------------------------------------------------

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1993

--------------------------------------------------------------------------------

                                                           First Bank N.A. Funds
                                            --------------------------------------------------------
                                                                   Equity            Money
                                                Balanced           Index             Market                 Stock
                                                  Fund              Fund              Fund                  Fund
                                            ---------------   ---------------   ----------------       --------------
Additions:
   Contributions:
      Employer                              $       243,290   $       105,672   $         34,818       $      120,241
      Employee                                      164,622            70,159             19,286                  -0-
      Rollover                                        4,589             2,502              1,205                  -0-
   Interest and dividends                            69,375            36,125             23,412                9,743
   Net appreciation in fair value of
    investments                                     187,526            96,066              1,135              156,582
   Transfers from other funds                       131,690               -0-             21,804              530,639
   Transfers from merger of plans                   776,217           569,489             56,661                  -0-
                                            ---------------   ---------------   ----------------       --------------

      Total additions                             1,577,309           880,013            158,321              817,205
                                            ---------------   ---------------   ----------------       --------------

Deductions:
   Employee benefits and withdrawals                 25,219            11,307            148,636                1,925
   Trustee fees                                       6,113             3,099              1,255                2,394
   Transfers to other funds                          11,555            83,278             58,661                  -0-
                                            ---------------   ---------------    ---------------       --------------

      Total deductions                               42,887            97,684            208,552                4,319
                                            ---------------   ---------------   ----------------       --------------

Net additions (deductions)                        1,534,422           782,329            (50,231)             812,886
Net assets available for benefits at
    beginning                                     2,344,657         1,099,841            546,400                7,518
                                            ---------------   ---------------   ----------------       --------------

Net assets available for benefits at end    $     3,879,079   $     1,882,170   $        496,169       $      820,404
                                            ===============   ===============   ================       ==============

                                                   Self-
                                                  Managed             1993
                                                   Fund              Total
                                              --------------     --------------
Additions:
   Contributions:
      Employer                                $          -0-     $      504,021
      Employee                                           -0-            254,067
      Rollover                                           -0-              8,296
   Interest and dividends                                -0-            138,655
   Net appreciation in fair value of
    investments                                          -0-            441,309
   Transfers from other funds                            -0-            684,133
   Transfers from merger of plans                        -0-          1,402,367
                                              --------------     --------------

      Total additions                                    -0-          3,432,848
                                              --------------     --------------

Deductions:
   Employee benefits and withdrawals                   8,296            195,383
   Trustee fees                                          -0-             12,861
   Transfers to other funds                          530,639            684,133
                                              --------------     --------------

      Total deductions                               538,935            892,377
                                              --------------     --------------

Net additions (deductions)                          (538,935)         2,540,471
Net assets available for benefits at
    beginning                                        538,935          4,537,351
                                              --------------     --------------

Net assets available for benefits at end      $          -0-     $    7,077,822
                                              ==============     ==============






                See accompanying notes to financial statements.

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

             ----------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial records of F&M Employees' Retirement and Savings Plan and Trust (the "Plan") are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investment Valuation

Investments are stated at fair value. Common stocks including F&M Bancorporation, Inc. common stock and government obligations are valued at the last reported bid price. Mutual funds are carried at current value which represents the quoted market values of the underlying investments. Guaranteed interest contracts are stated at contract value which represents contributions, plus interest, less administrative expenses. Short-term securities are carried at cost which approximates fair value. For investments in securities which do not have an established market, the trustee of the Plan establishes a fair value.

Unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.


NOTE 2 - PLAN DESCRIPTION

The following description of F&M Employees' Retirement and Savings Plan and Trust provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of F&M Bancorporation, Inc. and its various subsidiaries who have completed 1,000 hours within the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered at the direction of a committee consisting of three individuals appointed by the Board of Directors of F&M Bancorporation, Inc.

Employer Contributions

The employer's annual contribution is discretionary and is determined by the Board of Directors of F&M Bancorporation, Inc.

                                                                             -7-
              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

              ----------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2 - PLAN DESCRIPTION (CONTINUED)

Employee Contributions

Participants may elect to have a portion of their annual compensation contributed on their behalf. Amounts contributed are deducted from gross wages for each payroll period and deposited with the trustees.

Employer Matching

The employer makes a discretionary matching contribution based on employee salary deferral contributions up to the first 6% of employee compensation.

Participant Accounts

Each participant's account is credited with the contributions which are defined above, plan earnings (allocated based on adjusted beginning of year account balances), and forfeitures of terminated participants' nonvested accounts.

The Plan allows participants to select their investment options from one or more of the following eight funds:

   First Bank N.A. Funds:

   Balanced Fund - invested primarily in fixed income investments and common stocks.

   Equity Index Fund - invested primarily in common stocks and similar equity investments.

   Money Market Fund - invested primarily in guaranteed income contracts, government securities, and other fixed income securities.

   SBS Trust Company:

   International Equity Fund - invested primarily in a diversified portfolio of international equities as evidenced by American Depository Receipts (ADRs). ADRs trade as U.S. share equivalents backed by specific shares of the underlying foreign security.

   Flexible Growth Balanced Fund - invested primarily in a diversified portfolio of growth stocks, bonds with varying maturities up to 30 years, and cash equivalents.

   Defensive Balanced Fund - invested primarily in long-term bonds, cash equivalents, and equity investments.

                                                                             -8-
              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

              ----------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2 - PLAN DESCRIPTION (CONTINUED)

   GIC Income Fund - invested primarily in contracts (including guaranteed investment contracts [GICs], alternative synthetic GIC contracts, and bank investment contracts [BICs]) issued by high quality companies and banks and in cash equivalents.

   Small-Cap Equity Fund - invested primarily in growth stocks of companies of varying size and in cash equivalents.

On December 30, 1994, a majority of assets were transferred from First Bank N.A. to SBS Trust Company. As a result, assets were invested in the Smith Barney Trust Company Reserve Deposit Account until the first week of 1995 when the assets were invested in mutual funds following the investment objectives as stated above.

   Employer Stock Account:

   The employer's matching contributions are deposited into the employer stock account. These are then used to purchase F&M Bancorporation, Inc. common stock. This account also carries some balances in interest-bearing mutual funds.

Vesting

The employer discretionary contribution portion of each participant's account balance becomes 100% vested after five years of credited service. The employees' salary deferral contribution and the employer matching contribution portion of each participant's account balance is 100% vested immediately.

Plan Benefits

Plan benefits are available at normal retirement (age 63), deferred retirement, early withdrawal, disability retirement, death, or termination of employment with vested interests.

Participants may elect to receive benefit payments in the form of a lump-sum distribution or in installments.

Plan Expenses

Investment advisory fees charged by the trustees are paid out of plan assets. Administrative expenses and fidelity insurance premiums are paid by F&M Bancorporation, Inc., the Plan's sponsor.

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants' accounts will be distributed to participants in accordance with the Plan's provisions.

                                                                             -9-
              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

              ----------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS

A summary of investments at December 31 follows:

        Investments at Fair Value as
     Determined by Quoted Market Price                                         1994                  1993
     ---------------------------------                                         ----                  ----
   Common stock                                                          $       898,568       $        687,221
   Insurance contracts                                                           195,135                195,135
   Mutual funds                                                                6,956,349              5,660,336
   Money market funds                                                            198,009                 21,128
                                                                         ---------------       ----------------

   Totals                                                                $     8,248,061       $      6,563,820
                                                                         ===============       ================

During 1994 and 1993, the Plan's investments (including investments bought or sold during the year as well as those held at year end) depreciated $16,177 and appreciated $441,309, respectively, as follows:

                 Net Appreciation (Depreciation) in Fair Value

        Investments at Fair Value as
      Determined by Quoted Market Price                                        1994                  1993
      ---------------------------------                                        ----                  ----
      Common stock                                                       $        93,116       $        156,582
      Mutual funds                                                              (109,293)               284,727
                                                                         ---------------       ----------------

      Net appreciation (depreciation)                                    $       (16,177)      $        441,309
                                                                         ===============       ================

The following is a schedule of investments as of December 31, 1994 and 1993, that individually represent 5% or more of the Plan's net assets:

                                                     1994                                    1993
                                     -----------------------------------     -------------------------------------
                                         Asset              Percent of         Asset               Percent of
                                       Fair Values          Net Assets       Fair Values           Net Assets
                                     ---------------       -----------       --------------      ---------------
   First American Asset
    Allocation Fund                  $           -0-                 .0      $     3,623,492               51.2
   First American Equity Index
    Fund                                         -0-                 .0            1,771,320               25.0
   F&M Bancorporation, Inc.
    Common Stock                             898,568               10.2              687,221                9.7
   Smith Barney Trust Company,
    Reserve Deposit Account                6,999,047               79.8                  -0-                 .0

                                                                            -10-
              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

              ----------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 4 - BENEFITS PAYABLE

As of December 31, 1994 and 1993, net assets available for plan benefits include vested balances for terminated and retired participants of approximately $815,000 and $66,000, respectively. These benefits payable are not reported in Form 5500.


NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST

F&M Bancorporation, Inc. and its subsidiaries serve as sponsors of the Plan. The Plan had the following transactions with these parties-in-interest:

   1994

   - Received 2,092 shares of F&M Bancorporation, Inc. common stock valued at $41,317 as a matching contribution

   - Recognized dividend income totaling $18,880 from F&M Bancorporation, Inc. common stock

   1993

   - Received 17,398 shares of F&M Bancorporation, Inc. common stock as a result of a stock split

   - Recognized dividend income totaling $9,444 from F&M Bancorporation, Inc. common stock


NOTE 6 - INFORMATION CERTIFIED BY PLAN TRUSTEES

Information included in the accompanying financial statements relating to investments and income derived therefrom and all of the information in the supplemental schedules were prepared or derived from information prepared by First Bank N.A. and SBS Trust Company, the trustees of the Plan, and furnished to the plan administrator. The plan administrator has obtained a certification from the trustees that such information is complete and accurate.


NOTE 7 - RECONCILIATION TO FORM 5500

There are account classification differences between these accompanying financial statements and Items 31 and 32 of Form 5500, which were prepared by the trustees. These financial statements balance in total with the Form 5500.

                                                                            -11-
              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST

              ----------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 8 - TAX-EXEMPT STATUS OF THE PLAN

On March 6, 1995, the Internal Revenue Service declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.






      Cost                            Current Value
    --------                          --------------
   $     155,311                     $       155,311
         195,135                             195,135
         649,111                             898,568
       6,999,047                           6,999,047
   -------------                     ---------------

   $   7,998,604                     $     8,248,061
   =============                     ===============


                      See Independent Auditor's Report.

                  S U P P L E M E N T A L   S C H E D U L E S

              F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST
                      Plan's EIN #39-1365327     Plan #002
________________________________________________________________________________

    SCHEDULE 1 - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1994
________________________________________________________________________________

Identity of Issue, Borrower,                      Description of Investment
                                                  Including Maturity Date,
Lessor, or Similar Party                          Rate of Interest, Collateral,
                                                  Par or Maturity Value

First American Institutional Money Fund           155,311 units - First
                                                  American Institutional Money Fund
Travelers Insurance Company                       195,135 units - Annuity
                                                  Contract
F&M Bancorporation, Inc.                          40,844 shares - Common Stock
SBS Trust Company                                 6,999,047 units - Reserve
                                                  Deposit Account

             F&M EMPLOYEES' RETIREMENT AND SAVINGS PLAN AND TRUST
                      Plan's EIN #39-1365327    Plan #002

             ----------------------------------------------------

        SCHEDULE 2 - ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                          Year Ended December 31, 1994

--------------------------------------------------------------------------------


   Identity of                                                                             Purchase       Selling         Lease
Party Involved                        Description of Asset                                  Price          Price          Rental
--------------     --------------------------------------------------------------------  --------------   ----------     --------
First Bank            7,171,030 units - First American Institutional Money Fund            $  7,171,030   $      -0-      $  -0-
First Bank            7,036,847 units - First American Institutional Money Fund                     -0-    7,036,847         -0-
First Bank            62,109.63 units - First American Asset Allocation Fund                    635,036          -0-         -0-
First Bank            411,303.25 units - First American Asset Allocation Fund                       -0-    4,150,428         -0-
First Bank            192,393 units - First American Equity Index Fund                              -0-    2,031,599         -0-
SBS Trust Fund        6,999,047 units - Reserve Deposit Account                               6,999,047          -0-         -0-


                                                                              Expense                     Current Value
                                                                              Incurred                    of Asset on
   Identity of                                                                  With           Cost        Transaction      Net Gain
Party Involved                      Description of Asset                     Transaction     of Asset        Date          or (Loss)
--------------    ---------------------------------------------------------- -----------     -----------  -------------    ---------
First Bank         7,171,030 units - First American Institutional Money Fund   $     -0-     $ 7,171,030    $ 7,171,030    $    -0-
First Bank         7,036,847 units - First American Institutional Money Fund         -0-       7,036,847      7,036,847         -0-
First Bank         62,109.63 units - First American Asset Allocation Fund            -0-     $   635,036        635,036         -0-
First Bank         411,303.25 units - First American Asset Allocation Fund           -0-       4,195,778      4,150,428     (45,350)
First Bank         192,393 units - First American Equity Index Fund                  -0-       1,968,299      2,031,599      63,300
SBS Trust Fund     6,999,047 units - Reserve Deposit Account                         -0-             -0-      6,999,047         -0-

                       See Independent Auditor's Report.